SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14 (d) (1) or 13 (e) (1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

NUMERICAL TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

NEON ACQUISITION CORPORATION

and

SYNOPSYS, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

67053T101

(CUSIP Number of Class of Securities)

Steven K. Shevick

Synopsys, Inc.

700 East Middlefield Road

Mountain View, California 94043

(650) 584-5000

Copy to:

Victor I. Lewkow, Esq.

Doron Lipshitz, Esq.

Cleary, Gottlieb, Steen & Hamilton

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation* $283,086,811	Amount of Filing Fee** $26,043.99

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction valuation was calculated on the basis of (a) 40,440,973, the estimated number of shares of common stock, par value $0.0001 per share, of Numerical Technologies, Inc. (the “Shares”) to be acquired in this tender offer and the merger (representing (i) 33,712,870 Shares outstanding, (ii) 6,454,800 Shares issuable upon the exercise of outstanding options, and (iii) 273,303 Shares issuable upon the exchange of the outstanding exchangeable shares of Numerical Technologies Canada Inc.), and (b) the tender offer price of $7.00 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and Fee Rate Advisory No. 8 issued by the Securities and Exchange Commission on January 10, 2003, is $92 per $1 million percent of the aggregate Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26,043.99	Filing Party:	Neon Acquisition Corporation and Synopsys, Inc.
Form or Registration No.: SC TO-T and SC TO-T/A	Date Filed:	January 23, 2003 and February 5, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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Exhibit Index begins on Page 5

CUSIP Number: 67053T101	Page 2 of 5 pages

This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, filed initially on January 23, 2003, by Neon Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Synopsys, Inc., a Delaware corporation (“Synopsys”), as amended by Amendment No. 1, dated February 5, 2003 (the “Schedule TO”). The Schedule TO relates to the offer to purchase by Purchaser all the outstanding shares of common stock, par value $0.0001 per share (the “Common Stock” or the “Shares”), of Numerical Technologies, Inc., a Delaware corporation (the “Company”), at a purchase price of $7.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2003, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which were annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Schedule TO was filed on behalf of Purchaser and Synopsys.

Item 11. Additional Information.

Item 11 is hereby amended and supplemented as follows:

“On February 13, 2003, the Company agreed in principle to settle the purported class action litigation previously disclosed in section 15 of the Offer to Purchase entitled “Certain Legal Matters—Pending Litigation”, Huff v. Numerical Technologies, Inc., on the terms and subject to the conditions set forth in Amendment No. 1 to the Schedule 14D-9 filed by the Company with the Commission on February 13, 2003.

As described in section 15 of the Offer to Purchase, as amended, Synopsys made a joint filing on behalf of Synopsys and the Company with the German Federal Cartel Office, which commenced a one-month waiting period. The German Federal Cartel Office has terminated this waiting period and has given Synopsys clearance to complete the Offer and the acquisition of the Company.”

Item 12. Exhibits.

(a	)(1)(A)	Offer to Purchase, dated January 23, 2003*

(a	)(1)(B)	Form of Letter of Transmittal*

(a	)(1)(C)	Form of Notice of Guaranteed Delivery*

(a	)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a	)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a	)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a	)(1)(G)	Text of joint press release issued by Synopsys and the Company, dated January 13, 2003*

(a	)(1)(H)	Text of press release issued by Synopsys, dated January 23, 2003*

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Exhibit Index begins on Page 5

CUSIP Number: 67053T101	Page 3 of 5 pages

(a	)(1)(I)	Form of summary advertisement, published January 23, 2003*

(a	)(1)(J)	Text of press release issued by Synopsys, dated February 5, 2003**

(b	)	Not applicable

(d	)(1)	Agreement and Plan of Merger, dated January 12, 2003, among Synopsys, Purchaser and the Company*

(d	)(2)	Stockholder Tender Agreement, dated January 12, 2003, between Synopsys and certain stockholders of the Company*

(d	)(3)	Confidentiality Agreement, dated December 6, 2003, between Synopsys and the Company*

(g	)	Not applicable

(h	)	Not applicable

* Previously filed on January 23, 2003 as an exhibit to the Schedule TO.

** Previously filed on February 5, 2003 as an exhibit to Amendment No. 1 to the Schedule TO.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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Exhibit Index begins on Page 5

CUSIP Number: 67053T101	Page 4 of 5 pages

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2003

SYNOPSYS, INC.

By:	/s/ Steven K. Shevick
Name: Steven K. Shevick Title: Senior Vice President, Finance
NEON ACQUISITION CORPORATION

By:	/s/ Steven K. Shevick
Name: Steven K. Shevick Title: President

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Exhibit Index begins on Page 5

CUSIP Number: 67053T101	Page 5 of 5 pages

EXHIBIT INDEX

(a	)(1)(A)	Offer to Purchase, dated January 23, 2003*

(a	)(1)(B)	Form of Letter of Transmittal*

(a	)(1)(C)	Form of Notice of Guaranteed Delivery*

(a	)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a	)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a	)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a	)(1)(G)	Text of joint press release issued by Synopsys and the Company, dated January 12, 2003*

(a	)(1)(H)	Text of press release issued by Synopsys, dated January 23, 2003*

(a	)(1)(I)	Form of summary advertisement, published January 23, 2003*

(a	)(1)(J)	Text of press release issued by Synopsys, dated February 5, 2003**

(b	)	Not applicable

(d	)(1)	Agreement and Plan of Merger, dated January 12, 2003, among Synopsys, Purchaser and the Company*

(d	)(2)	Stockholder Tender Agreement, dated January 12, 2003, between Synopsys and certain stockholders of the Company*

(d	)(3)	Confidentiality Agreement, dated December 6, 2003, between Synopsys and the Company*

(g	)	Not applicable

(h	)	Not applicable

* Previously filed on January 23, 2003 as an exhibit to the Schedule TO.

** Previously filed on February 5, 2003 as an exhibit to Amendment No. 1 to the Schedule TO.

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